Exhibit 1

U.S. GAAP

May 6, 2004

Condensed Statements of Consolidated Financial Results
For the Year Ended March 31, 2004

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director (Tel: +81-3-3348-2424)

Application of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of Consolidated Financial Results for the Years Ended March 31, 2003 and 2004

1.	Consolidated Operating Results

	Millions of Yen Except Percentages				Thousands of U.S. Dollars
	Years Ended March 31,				Year Ended March 31,
	2003	Change	2004	Change	2004
Gross revenue	¥40,080	19.47%	¥40,945	2.16%	$387,407
Income before income taxes	9,100	5.79	10,659	17.13	100,851
Net income	5,176	7.81	6,077	17.41	57,498

	Yen		U.S. Dollars
	Years Ended March 31,		Year Ended March 31,
	2003	2004	2004
Net income per share:
Basic	¥40.15	¥48.74	$0.46
Diluted	37.24	44.92	0.43

Notes:	(1)	Net losses from equity-method affiliates were ¥17 million for the year ended March 31, 2003 and ¥183 million for the year ended March 31, 2004.
	(2)	The weighted-average numbers of outstanding shares were 128,920,040 shares for the year ended March 31, 2003 and 124,679,832 shares for the year ended March 31, 2004.
	(3)	On May 20, 2003, NISSIN completed a two-for-one stock split. All share information disclosed above has been retrospectively adjusted to reflect the stock split.
	(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase from the respective figures for the previous year.

2.	Consolidated Balance Sheets Highlights

			Thousands of U.S. Dollars
	Millions of Yen Except		Except Per Share Data
	Per Share Data and Percentages		and Percentages
	March 31,		March 31,
	2003	2004	2004
Total assets	¥206,574	¥210,268	$1,989,479
Shareholders’ equity	45,597	54,297	513,739
Shareholders’ equity per share (Yen and U.S. Dollars)	360.57	430.15	4.07
Shareholders’ equity ratio (%)	22.07%	25.82%	25.82%

Notes:	(1)	There were 126,459,540 outstanding shares at March 31, 2003 and 126,228,167 outstanding shares at March 31, 2004.
	(2)	On May 20, 2003, NISSIN completed a two-for-one stock split. All share information disclosed above has been retrospectively adjusted to reflect the stock split.

3.	Consolidated Cash Flows

	Millions of Yen		Thousands of U.S. Dollars
	Years Ended March 31,		Year Ended March 31,
	2003	2004	2004
Net cash provided by operating activities	¥21,315	¥21,942	$207,607
Net cash used in investing activities	(36,658)	(18,301)	(173,157)
Net cash provided by (used in) financing activities	21,839	(7,010)	(66,326)
Cash and cash equivalents at end of year	23,612	20,243	191,532

U.S. GAAP

4.	Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	6 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	4 companies

5.	Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries:	4 companies
Formerly consolidated subsidiaries:	1 company
Affiliates newly accounted for under the equity method:	2 company
Affiliates formerly accounted for under the equity method:	3 companies

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1.	CONSOLIDATED STATEMENTS OF INCOME

(1)	Results for the Three Months Ended March 31, 2003 and 2004 (Unaudited)

					Thousands of
					U.S. Dollars
		Millions of Yen			(Note 1)
		Three Months Ended			Three Months Ended
		March 31,			March 31,
		2003	2004	Change	2004

	Interest income:
	Loans	¥9,781	¥9,174	¥(607)	$86,801
	Other	353	727	374	6,879

	Total interest income	10,134	9,901	(233)	93,680
	Interest expense:
	Borrowings	979	832	(147)	7,872
	Other	21	34	13	322

	Total interest expense	1,000	866	(134)	8,194

	Net interest income	9,134	9,035	(99)	85,486
	Provision for loan losses	3,557	3,338	(219)	31,583

	Net interest income after provision for loan losses	5,577	5,697	120	53,903

	Non-interest income:
	Losses on investment securities, net	(229)	(20)	209	(189)
	Gain on sales of affiliates	—	203	203	1,921
	Gain on change of interest in a subsidiary	—	368	368	3,482
	(Loss) gain on sale of a subsidiary	(10)	82	92	776
	Commission income	192	—	(192)	—
	Guarantee fees received, net	32	89	57	842
	Equity losses in affiliates	(22)	(63)	(41)	(596)
	Rents, dividends and other	47	205	158	1,939

	Total non-interest income	10	864	854	8,175
	Non-interest expense:
	Salaries and employee benefits	1,580	1,641	61	15,527
	Occupancy, furniture and equipment	554	531	(23)	5,024
	Advertising	75	119	44	1,126
	Other general and administrative expenses	921	880	(41)	8,326
	Losses on sale and impairment of long-lived assets, net	205	608	403	5,753
	Impairment of investment in affiliates	218	—	(218)	—
	Other	11	61	50	577
	Minority interests	(37)	2	39	19

	Total non-interest expense	3,527	3,842	315	36,352

	Income before income taxes	2,060	2,719	659	25,726

	Income taxes	811	1,158	347	10,956

	Net income	¥1,249	¥1,561	¥312	$14,770

					U.S. Dollars
		Yen			(Note 1)
	Per share data	2003	2004		2004
Net income	— basic	¥9.83	¥12.59		$0.12
	— diluted	9.11	11.59		0.11

		Thousands of Shares			Thousands of Shares
	Weighted average shares outstanding	2003	2004		2004
	Basic	127,144	123,967		123,967
	Diluted	139,882	136,829		136,829

See accompanying summary of significant accounting polices and other notes to consolidated financial statements

U.S. GAAP

(2)	Results for the Years Ended March 31, 2003 and 2004

					Thousands of
					U.S. Dollars
		Millions of Yen			(Note 1)
		Years Ended March 31,			Year Ended March 31,
		2003	2004	Change	2004

		(Audited)	(Unaudited)		(Unaudited)
	Interest income:
	Loans	¥38,519	¥38,036	¥(483)	$359,883
	Other	715	2,071	1,356	19,595

	Total interest income	39,234	40,107	873	379,478
	Interest expense:
	Borrowings	3,920	3,611	(309)	34,166
	Other	64	113	49	1,069

	Total interest expense	3,984	3,724	(260)	35,235

	Net interest income	35,250	36,383	1,133	344,243
	Provision for loan losses	12,688	13,461	773	127,363

	Net interest income after provision for loan losses	22,562	22,922	360	216,880

	Non-interest income:
	Losses on investment securities, net	(973)	(268)	705	(2,536)
	Gain on sales of affiliates	—	220	220	2,082
	Gain on change of interest in a subsidiary	—	368	368	3,482
	Gain on sale of subsidiaries, net	324	82	(242)	776
	Commission income	1,267	—	(1,267)	—
	Guarantee fees received, net	35	221	186	2,091
	Equity losses in affiliates	(17)	(183)	(166)	(1,731)
	Rents, dividends and other	210	398	188	3,765

	Total non-interest income	846	838	(8)	7,929
	Non-interest expense:
	Salaries and employee benefits	6,233	6,735	502	63,724
	Occupancy, furniture and equipment	2,190	2,060	(130)	19,491
	Advertising	449	218	(231)	2,063
	Other general and administrative expenses	4,389	3,457	(932)	32,709
	Losses on sale and impairment of long-lived assets, net	225	530	305	5,015
	Impairment of investment in affiliates	683	—	(683)	—
	Other	124	97	(27)	918
	Minority interests	15	4	(11)	38

	Total non-interest expense	14,308	13,101	(1,207)	123,958

	Income before income taxes	9,100	10,659	1,559	100,851

	Income taxes	3,924	4,582	658	43,353

	Net income	¥5,176	¥6,077	¥901	$57,498

					U.S. Dollars
		Yen			(Note 1)
	Per share data	2003	2004		2004
Net income	— basic	¥40.15	¥48.74		$0.46
	— diluted	37.24	44.92		0.43
	Cash dividends paid	6.38	8.00		0.08

		Thousands of Shares			Thousands of Shares
	Weighted average shares outstanding	2003	2004		2004
	Basic	128,920	124,680		124,680
	Diluted	141,658	137,542		137,542

See accompanying summary of significant accounting polices and other notes to consolidated financial statements

U.S. GAAP

2.	CONSOLIDATED BALANCE SHEETS

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	March 31,		March 31,
	2003	2004	2004

	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	¥23,612	¥20,243	$191,532
Deposit of restricted cash in bank	223	435	4,116
Loans receivable, net	166,977	166,890	1,579,052
Purchased loans receivable, net	2,946	4,342	41,082
Interest receivable	1,177	1,060	10,029
Investment securities	2,234	9,174	86,801
Property and equipment:
Land	947	356	3,368
Buildings and structures	1,074	1,094	10,351
Equipment and software	4,318	5,253	49,702

	6,339	6,703	63,421
Accumulated depreciation and amortization	(2,223)	(2,363)	(22,358)

	4,116	4,340	41,063
Investment in affiliates	742	496	4,693
Deferred income taxes	2,184	579	5,478
Other assets	2,363	2,709	25,633

Total assets	¥206,574	¥210,268	$1,989,479

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥5,600	¥5,563	$52,635
Accrued income taxes	2,925	2,758	26,095
Accrued expenses	521	623	5,895
Long-term borrowings	148,595	142,577	1,349,011
Capital lease obligations	1,914	2,058	19,472
Accrued retirement benefits	336	334	3,160
Other liabilities	1,086	1,897	17,949

Total liabilities	160,977	155,810	1,474,217

Minority interests	—	161	1,523

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock	6,611	7,218	68,294
Additional paid-in capital	8,462	9,092	86,025
Retained earnings	33,275	38,351	362,864
Cumulative other comprehensive income	70	3,371	31,895
Less treasury stock, at cost	(2,821)	(3,735)	(35,339)

Total shareholders’ equity	45,597	54,297	513,739

Total liabilities and shareholders’ equity	¥206,574	¥210,268	$1,989,479

See accompanying summary of significant accounting polices and other notes to consolidated financial statements

U.S. GAAP

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	Years Ended March 31,		Year Ended March 31,
	2003	2004	2004

	(Audited)	(Unaudited)	(Unaudited)
Operating Activities
Net income	¥5,176	¥6,077	$57,498
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,027	884	8,364
Amortization of debt issuance costs	265	221	2,091
Amortization of loan origination costs	747	751	7,106
Amortization of cap option premium	51	—	—
Losses on sale and impairment of long-lived assets, net	225	530	5,015
Provision for loan losses	12,688	13,461	127,363
Losses on investment securities, net	973	268	2,536
Deferred income taxes	(1,166)	(633)	(5,989)
Equity losses in affiliates	17	183	1,731
Impairment of investment in affiliates	683	—	—
Gain on sale of affiliates	—	(220)	(2,082)
Gain on change of interest in a subsidiary	—	(368)	(3,482)
Gain on sale of subsidiaries, net	(324)	(82)	(776)
Minority interests	15	4	38
Changes in assets and liabilities:
Interest receivable	(44)	117	1,107
Accrued expenses and income taxes	688	(58)	(549)
Other liabilities	294	807	7,636

Net cash provided by operating activities	21,315	21,942	207,607

Investing Activities
Cash used for loan originations, net of principal collections	(32,033)	(13,764)	(130,230)
Purchases of distressed loans, net of principal collections	(2,709)	(2,033)	(19,235)
Purchases of investment securities	(588)	(3,605)	(34,109)
Proceeds from sale of investment securities	1,057	2,173	20,560
Investment in affiliated company	(535)	(450)	(4,258)
Proceeds from sale of affiliated company	—	504	4,769
Cash (decrease) increase upon sale of previously consolidated subsidiaries	(144)	78	738
Purchases of property and equipment	(983)	(880)	(8,326)
Proceeds from sales of property and equipment	43	382	3,614
Changes in other assets	(766)	(706)	(6,680)

Net cash used in investing activities	(36,658)	(18,301)	(173,157)

Financing Activities
Proceeds from short-term borrowings	16,695	16,539	156,486
Repayment of short-term borrowings	(12,470)	(16,300)	(154,225)
Proceeds from long-term borrowings	82,436	56,668	536,172
Repayment of long-term borrowings	(62,131)	(62,686)	(593,112)
Deferred debt issuance costs	188	(104)	(984)
Restricted deposit	1,277	(212)	(2,006)
Payment of capital lease obligations	(845)	(762)	(7,210)
Repurchases of stock warrants	(5)	(7)	(66)
Proceeds from exercise of stock warrants	—	1,201	11,363
Purchases of treasury stock, net	(2,473)	(871)	(8,241)
Dividends paid	(833)	(1,001)	(9,470)
Proceeds from issuance of new shares by subsidiaries	—	525	4,967

Net cash provided by (used in) financing activities	21,839	(7,010)	(66,326)

Net increase (decrease) in cash and cash equivalents	6,496	(3,369)	(31,876)
Cash and cash equivalents at beginning of year	17,116	23,612	223,408

Cash and cash equivalents at end of year	¥23,612	¥20,243	$191,532

See accompanying summary of significant accounting polices and other notes to consolidated financial statements

U.S. GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration on lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals, including consumers, small business owners and sole proprietors. NISSIN distributes the following products by using a variety of channels:

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

On April 25, 2003, NISSIN invested ¥10 million ($95 thousand) to establish Nissin Insurance Co., Ltd., a wholly-owned subsidiary, to operate as an agent for major life or non-life insurance companies in Japan.

On September 8, 2003, NISSIN invested ¥29 million ($274 thousand) to establish NIS Real Estate Co., Ltd., a 95% owned subsidiary, to act as an agent for company housing management.

On November 10, 2003, NISSIN invested ¥50 million ($473 thousand) to establish NIS Lease Co., Ltd., which is a wholly-owned subsidiary, to acquire equipment and related assets for lease and commence leasing operations in Japan. On March 27, 2004, NIS Lease Co., Ltd increased its capital to ¥500 million ($4,731 thousand), through an additional investment by NISSIN.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). Main subsidiaries are Nissin Servicer Co., Ltd. and NIS Lease Co., Ltd. All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on March 31, 2004, which was ¥105.69 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2003 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these condensed consolidated financial statements.

U.S. GAAP

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the condensed consolidated financial statements. In particular, significant estimates are made regarding the Company’s allowance for loan losses. Actual results could differ from estimates, resulting in material charges to income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-four months.

(b)	Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loans receivable. Recoveries of previously charged-off amounts are credited to the allowance. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment and bankruptcy rates, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:

Consumer loans and Business Timely loans: When a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

Small business owner loans and Wide loans: When the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

U.S. GAAP

Secured loans: When the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c)	Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written-off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2003 and 2004, approximately ¥257 million and ¥846 million ($8,005 thousand) in book value of loans was accounted for under the level yield interest method, respectively.

(d)	Guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for and disclosure of certain guarantees issued. FIN No. 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. The Company recognized reserves for guarantee losses of ¥9 million and ¥108 million ($1,022 thousand) at March 31, 2003 and 2004, respectively.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(e)	Treasury Stock

Treasury stock is recorded at cost. Pursuant to the Commercial Code of Japan (the “Code”), a company may purchase treasury stock with the appropriate shareholder approval, and can retire treasury stock by reducing retained earnings.

(f)	Net Income Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

On May 21, 2002, NISSIN completed a two-for-one stock split. On May 20, 2003, NISSIN completed a two-for-one stock split. All share information disclosed has been retrospectively adjusted to reflect such stock split.

U.S. GAAP

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract within an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and did not to have a material impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For certain financial instruments, the classification and measurement provisions of SFAS No. 150 have been deferred indefinitely. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51, which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” More specifically, FIN No. 46 explains how to identify variable interest entities and how to determine whether or not those entities should be consolidated. FIN No. 46 requires the primary beneficiaries of variable interest entities to consolidate the variable interest entities if they are subject to a majority of the risk of loss or are entitled to receive a majority of the residual returns. FIN No. 46 also requires that both the primary beneficiary and all other enterprises with a significant variable interest in a variable interest entity make certain disclosures. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which a public enterprise holds a variable interest that it acquired before February 1, 2003. The provisions of FIN No. 46 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company is currently assessing the impact of this statement on the Company’s results of operations and financial position but does not expect the adoption of this statement to have a significant impact.

4.	LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2003 and 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2003	2004	Change	2004

Consumer loans	¥40,938	¥35,604	¥(5,334)	$336,872
Wide loans	63,993	57,460	(6,533)	543,665
Small business owner loans	53,915	57,168	3,253	540,903
Business Timely loans	17,303	18,659	1,356	176,545
Secured and other loans	1,623	10,576	8,953	100,066

Total loans outstanding	177,772	179,467	1,695	1,698,051
Allowance for loan losses	(11,827)	(13,528)	(1,701)	(127,997)
Deferred origination costs	1,032	951	(81)	8,998

Balance at end of year	¥166,977	¥166,890	¥(87)	$1,579,052

U.S. GAAP

5.	ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses for the years ended March 31, 2003 and 2004 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Years Ended March 31,			Year Ended
	2003	2004	Change	March 31, 2004

Balance at beginning of year	¥8,831	¥11,827	¥2,996	$111,903
Provision for loan losses	12,545	12,824	279	121,336
Charge-offs, net of recoveries	(9,549)	(11,123)	(1,574)	(105,242)

Balance at end of year	¥11,827	¥13,528	¥1,701	$127,997

6.	INTEREST INCOME

The following is a summary of interest income from loans receivable for the years ended March 31, 2003 and 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	Years Ended March 31,			Year Ended
	2003	2004	Change	March 31, 2004

Consumer loans	¥11,677	¥9,750	¥(1,927)	$92,251
Wide loans	13,150	12,829	(321)	121,383
Small business owner loans	9,719	11,378	1,659	107,654
Business Timely loans	4,515	4,590	75	43,429
Secured and other loans	205	240	35	2,271

Total interest revenue from loans receivable	39,266	38,787	(479)	366,988
Less: Amortization of loan origination costs	(747)	(751)	(4)	(7,105)
Purchased loans and other	715	2,071	1,356	19,595

Total interest income	¥39,234	¥40,107	¥873	$379,478

7.	PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd. mainly purchases distressed loans from financial institutions and services these loans. As of March 31, 2003 and 2004, a summary of purchased loans is as follows:

	Millions of Yen
	March 31, 2003
			Collections
	Contract	Purchased				Increase in	Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value

Purchased loans	¥411,966	¥5,234	¥2,145	¥712	¥12	¥131	¥2,946

	Millions of Yen
	March 31, 2004
			Collections
	Contract	Purchased				Increase in
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Carrying Value

Purchased loans	¥856,939	¥7,448	¥2,469	¥2,069	¥51	¥586	¥4,342

U.S. GAAP

	Thousands of U.S. Dollars
	March 31, 2004
			Collections
	Contract	Purchased				Increase in
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Carrying Value

Purchased loans	$8,108,042	$70,471	$23,361	$19,576	$483	$5,545	$41,082

8.	SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of March 31, 2003 and 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31,		March 31,
	2003	2004	2004

Bank loans	¥3,200	¥2,100	$19,869
Commercial paper	2,400	3,200	30,277
Rediscounted notes	—	263	2,489

Total short-term borrowings	¥5,600	¥5,563	$52,635

Interest rates on bank loans as of March 31, 2003 and 2004 are fixed under contracts ranging from 1.998% to 2.500% and from 1.971% to 2.250%, with the weighted average interest rates of these bank loans being 2.039% and 1.985%, respectively. Interest rates on commercial paper as of March 31, 2003 and 2004 range from 1.100% to 1.330% and from 0.300% to 1.000%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2003 and 2004 are 1.227% and 0.784%, respectively. Interest rates on all rediscounted notes as of March 31, 2004 are 2.370%. All short-term borrowings have terms ranging from approximately 2 months to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

Long-term borrowings as of March 31, 2003 and 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31,		March 31,
	2003	2004	2004

3.00% unsecured bonds, due April 20, 2004	¥10,000	¥10,000	$94,616
3.32% unsecured bonds, due April 11, 2003	5,000	—	—
2.45% unsecured bonds, due March 28, 2005	10,000	10,000	94,616
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	1,500	14,192
2.35% unsecured bonds, due November 1, 2005	5,000	5,000	47,308
1.90% unsecured bonds, due July 31, 2006	—	500	4,731
0.80% unsecured bonds, due September 19, 2008	—	270	2,556
0.64% unsecured bonds, due March 26, 2007	—	500	4,731
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	10,000	94,616

Total bonds	41,500	37,770	357,366
Loans from banks and other financial institutions	107,095	104,807	991,645

Total long-term borrowings	¥148,595	¥142,577	$1,349,011

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion of 2.3% unsecured bonds with detachable warrants to purchase 2,598 thousand shares of common stock at an exercise price of ¥577.50 ($5.46) per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 per ¥1,000,000, of which ¥88,000 was attributable to the fair value of warrants. The exercise period of the warrant is from July 2, 2001 through April 19, 2004. The bond will mature on April 20, 2004.

U.S. GAAP

(B)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥785.00 ($7.43) per share of common stock.

As of March 31, 2003 and 2004, the weighted average rates of loans from banks and other financial institutions are 2.415% and 2.254%, respectively.

During the years ended March 31, 2003 and 2004, NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, the Company sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since the Company reserves an option to repurchase the senior beneficiary interest, the Company does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2003 and 2004, entrusted loans outstanding included in loans receivable are ¥4,573 million and ¥9,594 million ($90,775 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥3,574 million and ¥6,466 million ($61,179 thousand), respectively.

9.	CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income is ¥5,133 million and ¥9,378 million ($88,731 thousand) for the years ended March 31, 2003 and 2004, respectively. The components of other comprehensive income are as follows:

			Thousands of U.S.
	Millions of Yen		Dollars
	Year Ended March 31,		Year Ended
	2003	2004	March 31, 2004

Decrease (increase) in unrealized losses on cash flow hedging instruments	¥45	¥(3)	$(28)
(Decrease) increase in net unrealized gain on investment securities	(88)	3,304	31,261

Total other comprehensive (losses) income	¥(43)	¥3,301	$31,233

10.	COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s revolving credit line agreements, the Company may, but is not committed to, lend funds to consumer loan and Business Timely loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness. The Company’s unfunded credit lines as of March 31, 2003 and 2004 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31,		March 31,
	2003	2004	2004

Unfunded credit lines with loans outstanding	¥7,221	¥6,976	$66,004
Unfunded credit lines without any loans outstanding	28,706	34,624	327,600

Total unfunded credit lines	¥35,927	¥41,600	$393,604

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the years ended March 31, 2003 and 2004, approximately ¥72 million and ¥134 million ($1,268 thousand) in interest income was refunded to borrowers, respectively.

U.S. GAAP

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to perform as a guarantor for the loans for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are not required to have a guarantor or collateral.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to perform as a guarantor for the loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and is designed for small or middle size corporations.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to perform as a guarantor for the loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or middle size corporations.

The Company maintains reserves for all estimated guarantee losses in its other liabilities.

As of March 31, 2003 and 2004, NISSIN guaranteed borrowings and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31,		March 31,
	2003	2004	2004

Guaranteed borrowings	¥1,504	¥3,616	$34,213
Reserve for guarantee losses	9	108	1,022

During the years ended March 31, 2003 and 2004, NISSIN paid the related administration expenses and other, as discussed above, and received guarantee fees as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	Years Ended March 31,		Year Ended
	2003	2004	March 31, 2004

Guarantee fees received	¥93	¥368	$3,482
Administration expenses and other paid	(58)	(147)	(1,391)

Net guarantee fees received	¥35	¥221	$2,091

During the years ended March 31, 2003 and 2004, as a result of contractual commitments, NISSIN paid ¥3 million and ¥89 million ($842 thousand) as a guarantor for the borrowings.

As of March 31, 2004, NISSIN was liable as a guarantor for bank loans of ¥1,200 million ($11,354 thousand) borrowed by Shinsei Business Finance Co., Ltd. and, during the year ended March 31, 2004, NISSIN received guarantee fees of ¥5 million ($47 thousand) from Shinsei Business Finance Co., Ltd., which is equivalent to an annual interest rate of 1.5%.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the years ended March 31, 2003 and 2004 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	Years Ended March 31,		Year Ended
	2003	2004	March 31, 2004

Property and equipment obtained under capital leases	¥1,198	¥922	$8,724

U.S. GAAP

12.	SEGMENT INFORMATION

The Company has historically operated as a single segment for financial reporting purposes, consisting of consumer and other related ordinary loans to individuals. This segment as integrated financial services includes consumer, Wide, Business Timely, small business owner, secured and other loans. On July 11, 2001, the Company established Nissin Servicer Co., Ltd. mainly to acquire and service non-performing debts from banks and the financial institutions in Japan. Nissin Servicer is being operated as separate segment and is now being reported as a separate segment for financial reporting purposes. Other segments are insignificant and are included in the integrated financial services segment for financial reporting purposes. All operating activities are currently conducted exclusively in Japan. Selected information for our segments is as follows:

	Millions of Yen
	Integrated Financial
	Services	Loan Servicing	Total

Year Ended March 31, 2003
Interest income	¥38,520	¥714	¥39,234
Interest expense	3,951	33	3,984
Provision for loan losses	12,545	143	12,688
Net income	4,968	208	5,176

Year Ended March 31, 2004
Interest income	¥38,038	¥2,069	¥40,107
Interest expense	3,603	121	3,724
Provision for loan losses	12,824	637	13,461
Net income	5,671	406	6,077

	Thousands of U.S. Dollars
	Integrated Financial
	Services	Loan Servicing	Total

Year Ended March 31, 2004
Interest income	$359,902	$19,576	$379,478
Interest expense	34,090	1,145	35,235
Provision for loan losses	121,335	6,028	127,363
Net income	53,657	3,841	57,498

13.	SUBSEQUENT EVENT

1.	On February 5, 2004, the Board of Directors approved a two-for-one stock split effective May 20, 2004 to shareholders of record on March 31, 2004.

2.	NISSIN and Orient Credit Co., Ltd. signed an agreement concerning the transfer of consumer loans from NISSIN to Orient Credit Co., Ltd. on May 6, 2004, and scheduled to be executed on June 1, 2004. This decision has been made pursuant to the Company’s basic strategy of concentrating on the markets for both small business owner loans and Wide loans. In addition, the transfer amount is the balance of consumer loans as of May 31, 2004. The total transfer price will be determined on May 31, 2004 and the price will be equivalent to the balance of these consumer loans.